



New York Stock Exchange
11 Wall Street
New York, NY 10005

July 29, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the KraneShares MSCI China ESG Leaders Index ETF, shares of beneficial interest, no par value, of KraneShares Trust under the Exchange Act of 1934.

Sincerely,